SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 2005

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  October 4, 2005          By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A.,
                                     CFO and Secretary

                                                         NYSE SYMBOL: ITP
                                                          TSX SYMBOL: ITP


             INTERTAPE POLYMER GROUP INC. TO ACQUIRE
          FLEXIA CORPORATION AND FIB-PAK INDUSTRIES INC.


Montreal, Quebec and Bradenton, FLORIDA--October 4, 2005 - Intertape
Polymer Group Inc. (NYSE, TSX: ITP)("IPG" or the "Company") announced today that Intertape Polymer Inc., a wholly owned Canadian subsidiary of IPG, will acquire on October 5, 2005, all of the outstanding stock of Flexia Corporation ("Flexia") and Fib-Pak Industries Inc. ("Fib-Pak") for an aggregate consideration of approximately Cdn$33,500,000 (US$28,810,000), such amount which is subject to adjustments based on the level of working capital, indebtedness and other items related to the acquired companies at the time of closing. The acquisition will be funded by IPG from available credit facilities. The purchase agreement contains customary representations, warranties, covenants and conditions.

The acquisition strengthens the engineered coated product line of IPG by broadening its range of products and providing the opportunity to reduce costs in the combined operations.

Flexia produces a wide range of coated, printed and laminated materials including fabrics, paper, film and foil, for customers throughout North America. Flexia's headquarters is located in Brantford, Ontario. It also operates plants in Langley, British Columbia and Cap-de-la-Madeleine, Quebec.

Fib-Pak produces woven circular or flat polyethylene scrims and polypropylene fabrics that are used to manufacture a broad range of flexible intermediate bulk containers (FIBC) and sold to other manufacturers. Fib-Pak operates two plants in Hawkesbury, Ontario.

About Intertape Polymer Group

IPG is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. IPG is headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, and employs approximately 2,600 employees with operations in 15 locations, including 10 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.


Contact:          Intertape Polymer Group Inc.
                  Melbourne F. Yull
                  Chairman and Chief Executive Officer
                  (866) 202-4713
                  itp$info@intertapeipg.com